Exhibit 99.1

Golden Star hosts an analyst and investor site visit

TORONTO, Nov. 18, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is hosting an analyst and investor visit to its two gold mines in Ghana, the Wassa Gold Mine and the Prestea Gold Mine.

During the next three days, the group will visit the Company's two producing open pit operations (the Wassa Main Pit and the Prestea Open Pits) and its two high grade underground development projects (the Wassa Underground Gold Mine and the Prestea Underground Gold Mine).

The technical presentations are available on the Company's website at: http://www.gsr.com/investors/events-and-presentations

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 18-NOV-16